Exhibit (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,	Four Months Ended December 31,	Eight Months Ended August 31,	Years Ended December 31,
(in millions)	2014	2013	2013	2012	2011	2010

Loss from continuing operations before provision for income taxes	$(112)	$(74)	$2,356	$(1,610)	$(757)	$(425)
Adjustments:
Undistributed (earnings) loss of equity method investees	-	-	-	-	-	-
Interest expense	62	22	106	139	138	148
Interest component of rental expense (1)	13	5	12	20	25	32
Amortization of capitalized interest	-	-	-	2	2	2
Earnings available for fixed charges	$(37)	$(47)	$2,474	$(1,449)	$(592)	$(243)

Fixed charges:
Interest expense	62	22	106	139	138	148
Interest component of rental expense (1)	13	5	12	20	25	32
Capitalized interest	3	-	-	1	1	1
Total fixed charges	$78	$27	$118	$160	$164	$181

Ratio of earnings to fixed charges	*	* *	21.0	* * *	* * * *	* * * * *

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

*	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges. The coverage deficiency was $115 million.

**	Earnings for the four months ended December 31, 2013 were inadequate to cover fixed charges. The coverage deficiency was $74 million.

* * *	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges. The coverage deficiency was $1,609 million.

* * * *	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges. The coverage deficiency was $756 million.

* * * * *	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was $424 million.